Exhibit 99.2

Notification of Future Change to Board

London, UK, 9 Aug 2016: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, "GW" or the "Company"), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announces that Dr Stephen Wright has notified GW’s Board of Directors of his intention to retire and that he plans to step down from his position as Chief Medical Officer and a member of the Board of Directors on 1 May 2017, at which time he will be 65 years old.

Dr Wright, who has been with GW for 13 years, will remain in post full-time until May 2017 and will thereafter stay on as a part time employee of the Company throughout the NDA process for Epidiolex, in which he will continue to take a leading and active role. The Company intends to recruit a suitable successor prior to 1 May 2017 in order to ensure a smooth and orderly transition to a new Chief Medical Officer.

”Stephen is a highly valued colleague who has played an instrumental role in the establishment of GW’s leadership position in cannabinoid science, the Company’s evolution to Nasdaq and relations with the investment community, and in steering Epidiolex to this exciting point in its development. As we progress our plans to submit a NDA to the FDA for Epidiolex next year, we are pleased that Stephen will remain a key member of the GW team during this process,” stated Dr Geoffrey W. Guy, GW’s Chairman and Founder. “Whilst Stephen will still be with us for some time to come, on behalf of GW, I want to express our gratitude for his major contribution to the successes we have achieved to date.”

Dr Wright said, “It has been a privilege and a pleasure to work with the highly talented team at GW, and to have played a part in helping the company make the transition into the highly successful organisation that it is today. I am proud to be working on such important potential products for patients and remain resolutely focused on their path to the market. I look forward to helping identify my successor and working with him or her to ensure that GW is well positioned to achieve even greater success in the future.”

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 28 countries outside the United States. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex® (cannabidiol), which is in Phase 3 clinical development for the treatment of Dravet syndrome and Lennox-Gastaut syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Tuberous Sclerosis Complex. GW has a deep pipeline of additional cannabinoid product candidates which includes compounds in Phase 1 and 2 trials for glioma, schizophrenia and epilepsy. For further information, please visit www.gwpharm.com.

Forward-looking statements

This disclosure contains forward-looking statements that reflect GW's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex, Epidiolex and other products by consumer and medical professionals. A further list and description of risks and uncertainties associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc

Stephen Schultz, VP Investor Relations	401 500 6570